UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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15049700

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

SEC
Mail Processing
Section
MAR 0 3 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Chodosh (516) 390-5525
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Alan P. Chodosh, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Alan P. Chodosh
Executive Vice President & Chief Financial Officer

Subscribed to before me this
March 2, 2015

Notary Public

LAURIE J. NUNEZ
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2018

Statements of Financial Condition and Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2014

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as Public Document.

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 2, 2015

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 16,670,099
Cash segregated under federal and other regulations	548,715
Cash deposited with clearing organizations	1,710,000
RECEIVABLES FROM	
Customers	5,418,481
Brokers and dealers	208,782
Securities owned, at fair value	5,418,038
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $8,121,928	768,871
Other assets	2,612,233
Total	$ 33,355,219
LIABILITIES AND STOCKHOLDERS' EQUITY	
PAYABLES TO	
Customers	$ 12,168,046
Brokers and Dealers	331,217
Commissions payable	2,074,026
Accounts payable and accrued expenses	7,376,331
Subordinated Borrowings	5,000,000
	26,949,620
STOCKHOLDERS' EQUITY	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings	5,448,229
Total stockholders' equity	6,405,599
Total	$ 33,355,219

The accompanying notes are an integral part of these Financial Statements.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by several individuals and a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with two major financial institutions in excess of federal deposit insurance levels.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Effective December 31, 2009, David Lerner sold to certain family members and several employees 55 shares and 8 shares, respectively, of the Company's nonvoting stock. The transfer price of the shares, $485,000 per share, was based upon a third-party independent valuation. Each purchaser of the nonvoting shares has entered into a promissory note, personally with David Lerner that provides for quarterly payments on the notes for interest and principal to the extent of dividends, net of any taxes, received by the shareholders from the Company. The shareholder agreements provide in certain circumstances redemption of the shares, at the purchase price the employees paid for the shares adjusted for the change in the book value, at the Company's option. The agreements were amended in 2011 to permit the purchasers the option to tender the shares to David Lerner in return for the forgiveness of all obligations under the promissory notes, including any accrued interest. The fixed share transactions with the family members have been accounted for as an estate planning transaction and, accordingly, not accounted for as a share-based payment under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The shares will continue to be accounted for as equity and not as a liability under ASC Topic 480 as the shares are not mandatorily redeemable. There were no new shares issued in 2014.

The fixed share transaction with the employees have been accounted for as a share based liability award under ASC Topic 718, as risk of ownership does not transfer to the employee even upon payment of the promissory notes due to the put feature. The Company has elected to measure compensation expense under the intrinsic value method and there was no compensation expense related to this transaction.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2014, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax. No amount was accrued for as of December 31, 2014 related to interest and penalties. The initial application of this guidance to the Company's income taxes had no impact on the Financial Statements of the Company. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2011.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, newly codified as ASC 810 Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities ("VIEs"). The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities ("QSPEs") that are currently excluded from the scope of FIN 46(R). ASC 810 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The Company's adoption of this standard in 2010 and thereafter has not had a significant impact on the financial condition, results of operations and cash flows.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

At December 31, 2014, the fair value of customer securities received as collateral in margin accounts where the Company was permitted to sell or repledge the securities was approximately $3,600,000, none of which was repledged.

3. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), several individuals and a trust. The Company and two affiliates (controlled by the Stockholder) borrow funds from the Company. These borrowings are typically repaid at the end of the month.

The Company has an expense sharing arrangement with Spirit of America Management Corp and SRLA Inc. The Company allocated $621,480 and $242,460 to Spirit and SRLA related to compensation and other expenses pursuant to the expense sharing arrangement. At December 31, /2014 there was no amount due from these affiliates.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2015.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2015

The accompanying notes are an integral part of these Financial Statements.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building and mortgage are in the name of DSD Realty, LLC. The lease terminates on June 30, 2015.

On May 12, 2014 the Company entered into a subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid. This borrowing is automatically renewed annually unless notification is given six months in advance of the maturity date. The Company believes the fair market value approximates the carrying value due to its recent issuance.

The borrowings under the subordination agreement at December 31, 2014 is as follows:

Subordinated loan, 10 percent due May 12, 2016	$5,000,000

4. FAIR VALUE MEASUREMENTS

ASC Topic 820 (formerly FAS No.157), "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. There were no transfers between levels.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services.

The following table summarizes the valuation of securities owned and sold under the fair value hierarchy levels as of December 31, 2014:

	Level 2	Level 3	Total
Securities owned, at fair value			
Mortgage-backed securities	$ 1,719,169	0	$ 1,719,169
State and municipal obligations other non equities	2,734,675	0	2,734,675
Private Apple REITS	0	964,194	964,194
Total securities owned, at fair value	$ 4,453,844	$ 964,194	$ 5,418,038

The following table provides a reconciliation of the beginning and ending balances for private REITS measured at fair value using significant unobservable inputs (Level3):

Beginning Balance 1/1/2014	$ 529,526
Purchases	434,668
Ending Balance 12/31/14	$ 964,194

The following table highlights the significant unobservable inputs used in the fair value measurement:

Asset	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Avg)
Private REIT	$964,194	Based on recent transactions of identical securities	N/A	N/A

Level 3 Private REITS were valued based upon recent transactions.

The accompanying notes are an integral part of these Financial Statements.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2014, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 4,099,044
Leasehold improvements	1,800,585
Data processing equipment	1,919,170
Telephone equipment	988,778
Automobiles	83,221
Total	8,890,798
Less accumulated depreciation and amortization	(8,121,927)
Furniture, equipment, and leasehold improvements - net	$ 768,871

6. OTHER ASSETS

At December 31, 2014, other assets consist of the following:

Commissions receivable	$ 650,419
Deferred compensation asset	493,151
Prepaid expense	864,005
Prepaid insurance	348,017
Taxes receivable	100,000
Other	156,641
Total other assets	$ 2,612,233

7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at a rate set by the bank in light of money market conditions, availability of funds, and amount required. The loans are collateralized by securities owned by the Company up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand. There were no bank loans outstanding at December 31, 2014 (see footnote 10).

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations The total unrecognized amount of $1,404,319 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2014, the liability to investment counselors under the Agreement aggregated $2,482,316 and is included in accounts payable and accrued expenses.

In 2014 the Company established a profit sharing plan for its employees. The total payout was based on twenty five percent of the Company's pretax profits for the period January 1, 2014 through December 31, 2014. The administration of this plan was at the sole discretion of the Company's Chief Financial Officer. For the year ended December 31, 2014 there was no accrual required under the plan.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2014, the remaining liability under the Deferred Compensation plan was $493,151, and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life, the present value of which, as of December 31, 2014, is $1,040,519 and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3). For the year ended December 31, 2014, total rent expense aggregated to $1,744,000.

At December 31, 2014, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2014	$ 1,613,122
2015	474,625
2016	456,493
2017	438,560
2018	249,998
Thereafter	366,097
Total	$ 3,598,895

The Company has been named as a defendant in several claims and/or lawsuits, including class action lawsuits and various arbitrations, arising primarily from its securities business. Management believes they have adequate reserves related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated. A number of these actions relate to the sale of Apple REIT securities which include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. While the adverse effect from many of these arbitrations/litigations is not yet probable or cannot be reasonably estimated at this time, the Company believes that the potential range of exposure with respect to the sale of Apple REIT securities for claims, other than class action lawsuits which cannot be estimated at this time, exclusive of any adjustments favorable to the Company, such as client share redemptions, cash distributions or fair value of the securities is estimated to be between $500,000 to one million dollars.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, (i.e., FINRA and state regulatory agencies), currently informal, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties.

10. LINES OF CREDIT

On May 12, 2014 the Company renewed a revolving loan agreement (the "Credit Agreement") whereby a lender agreed to lend to the Company, on a secured basis, up to $10,000,000. The loan is secured by the Company's owned securities pledged with the lender and is guaranteed by a Stockholder of the Company. The expiration date of the Credit Agreement is May 15, 2015 and drawn borrowings bear interest at LIBOR plus 1.25%.

On May 12, 2014, the Company received a loan commitment, as amended, of up to $10,000,000 from a Stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to the Company having adequate liquidity to repay some or the entire loan amount.-

As of December 31, 2014, the Company had no outstanding borrowings under the above credit facilities.

The accompanying notes are an integral part of these Financial Statements.

11. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," newly codified under ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2014, the Company had net capital of $7,065,955 which was 140% of aggregate debit balances and $6,815,955 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2014, the Company had a reserve requirement under this regulation of $7,594,090.

Pursuant to SEC regulations and specific FINRA requirements concerning excess net capital, the Company is not permitted to withdrawal any capital to the extent its net capital is less than $26.3 million.

13. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders. The provision for income taxes for the year ended December 31, 2014 primarily relates to minimum taxes and other state taxes.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the creditworthiness of each client and counterparty with which it conducts business.

As of December 31, 2014, the Company sold short for future settlement contracts for pools of Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $754,519. Unrealized gains and losses are reported in securities owned.

15. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value.

16. SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2014 financial statements for subsequent events through the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Independent Registered Public Accounting Firm's Report
on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

DAVID LERNER ASSOCIATES, INC.

December 31, 2014

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
David Lerner Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by David Lerner Associates, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of check, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 2, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020746 FINRA DEC
David Lerner Associates, Inc
477Jericho Turnpike
Syosset, NY 11791-9006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jolie Mintz 516-390-5515

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 70,135

B. Less payment made with SIPC-6 filed (**exclude interest**) (43,276)
7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 26,859

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 26,859

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

David Lerner Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President
(Title)

Dated the 10 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$56,252,718
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	56,252,718
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	27,958,331
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $240,553	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $64,717	
Enter the greater of line (i) or (ii)	240,553
Total deductions	28,198,884
2d. SIPC Net Operating Revenues	$28,053,834
2e. General Assessment @ .0025	$70,135
	(to page 1, line 2.A.)

Grant Thornton

Grant Thornton LLP
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New York, NY 10017

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
David Lerner Associates, Inc.

We have examined David Lerner Associates, Inc.'s (the "Company") statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the period June 1, 2014 to December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the period June 1, 2014 to December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, David Lerner Associates, Inc.'s statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

New York, New York
March 2, 2015

DAVID LERNER
ASSOCIATES, INC.
INVESTMENT SECURITIES

David Lerner Associates, Inc. Compliance Report

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the period from June 1, 2014 through December 31, 2014;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

____
David Lerner Associates, Inc.

I, Alan P. Chodosh, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Alan P. Chodosh
Executive Vice President and Chief Financial Officer

March 2, 2015